UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

(Exact name of the registrant as specified in its charter)

Taiwan, Republic of China	001-16125
(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

26 Chin Third Road Nantze Export Processing Zone Nantze, Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)		(Zip code)

Joseph Tung 886-2-8780-5489
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 — Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

Our Form SD and our Conflict Minerals Report for the year ended December 31, 2016 filed as Exhibit 1.01 to this Form SD are available at http://www.aseglobal.com/en/Csr/SupplyChainDevelopment.asp

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016

* * * * *

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Advanced Semiconductor Engineering, Inc.

By:	/s/ Jason C.S. Chang
Jason C.S. Chang
Chief Executive Officer

Date: May 31,2017

EXHIBIT INDEX

Exhibit	Description
Number
1.01	Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016